UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

EPIZYME, INC.

(Name of Subject Company)

EPIZYME, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29428V104

(CUSIP Number of Class of Securities)

Grant Bogle

President and Chief Executive Officer

Epizyme, Inc.

400 Technology Square, 4th Floor

Cambridge, MA 02139

(617) 229-5872

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber, Esq.

Hal J. Leibowitz, Esq.

Molly W. Fox, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2022 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Epizyme, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Hibernia Merger Sub, Inc., a Delaware corporation, and a wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation and Ipsen Pharma SAS, a French société par actions simplifiée, to purchase all of the issued and outstanding shares of common stock (the “Shares”), par value $0.0001 per share, of the Company for (i) $1.45 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (ii) one (1) contractual contingent value right per Share, which shall represent the right to receive one or more contingent payments upon the achievement of certain milestones, subject to and in accordance with a CVR Agreement (the “CVR Agreement”), of up to $1.00 in the aggregate, if any, at the times and subject to the terms and conditions of the CVR Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 12, 2022 and the related letter of transmittal.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 2. Identity and Background of Filing Person.

The disclosure under the heading “Tender Offer and Merger” under the second paragraph on page 2 is hereby amended and restated in its entirety with the following:

“The Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on July 12, 2022. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on August 11, 2022.”

The disclosure under the heading “Tender Offer and Merger” is hereby amended and supplemented by adding the following paragraph on page 2 immediately prior to the third to last paragraph of such Item 2:

“On August 5, 2022, the Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on August 8, 2022. The expiration time of the Offer has been extended to 11:59 p.m., Eastern Time, on August 11, 2022, unless the Purchaser further extends the Offer pursuant to the terms of the Merger Agreement. The depositary and paying agent for the Offer has advised the Parent that, as of 5:00 p.m., Eastern Time, on August 4, 2022, approximately 42,256,760 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer, representing approximately 25% of Shares outstanding as of July 6, 2022.”

Item 8. Additional Information.

The disclosure under the heading “Appraisal Rights” under the first bullet point following the third full paragraph on page 50 is hereby amended and restated in its entirety with the following:

“You must demand in writing the appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be 11:59 p.m., Eastern Time, on August 11, 2022, unless the Purchaser extends the Offer pursuant to the terms of the Merger Agreement; and (ii) 20 days after July 12, 2022 (the date on which this notice is being given). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2022

Epizyme, Inc.

By:	/s/ Grant Bogle
Grant Bogle
President and Chief Executive Officer

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